Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, December 22nd, 2022 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market in general that it concluded today the structuring of a new credit facility (“A&B Loan”) to finance Project Cerrado, motivated by attractive negotiated conditions.

The “A&B loan” will be financed by International Finance Corporation (IFC) and a syndicate of commercial banks, in a total amount of US$ 600 million (six hundred million dollars).

The credit line is composed by the following tranches: (i) “A-loan”, of US$ 250 million (two hundred fifty million dollars) , funded by IFC, at the cost of Term SOFR + 1.80% p.a. and an eight-year tenor, with a six-year grace period for the principal amount; and (ii) “B-Loan”, a syndicated loan of US$ 350 million (three hundred fifty million dollars) at the cost of Term SOFR + 1.60% p.a. and a seven-year tenor, with a five-year grace period for the principal amount. IFC acts as lender of record for commercial banks.

The new credit facility has sustainability key performance indicators (KPIs) linked to the following goals: (a) reducing the intensity of greenhouse gas (GHG) emissions; and (b) increasing the representativeness of women in leadership positions in the Company, evidencing Suzano’s commitment with an increasing efficiency in use of natural resources in its operations and diversity & inclusion, in line with the implementation of its Commitments to Renewing Life published in February 2020. As a result, the new credit line is characterized as a sustainability-linked loan and complies with the principles established by the International Capital Market Association.

Lastly, Suzano reiterates its commitment with financial discipline and transparency with its investors.

São Paulo, December 22nd, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer